Exhibit 4.6

SHAREHOLDERS AGREEMENT

SHAREHOLDERS AGREEMENT (the “Agreement”), dated as of November 5, 2013, among Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”) and Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. (such entities, collectively, the “Pine Brook Entities”).

WHEREAS, the Company is currently contemplating an underwritten public offering (the “IPO”) of shares of its Common Shares (as defined below) as described in the Registration Statement on Form S-1 (Registration No. 333-191193); and

WHEREAS, in connection with, and effective upon, completion of the IPO (without regard to any overallotment option related thereto), the Company and the Pine Brook Entities wish to set forth certain understandings between such parties, including with respect to certain corporate governance matters;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1  Certain Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” of a specified Person is a Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security.  The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Board” means the Board of Directors of the Company.

“Common Shares” means the common shares of the Company and any equity securities issued or issuable in exchange for or with respect to such Common Shares by way of dividend, split, subdivision or combination of shares, or in connection with a reclassification, recapitalization, merger, consolidation or other reorganization.

“Company” has the meaning set forth in the preamble to this Agreement.

“Control” (including the terms “Controlling,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  The investment manager or investment adviser of an investment fund or account shall be deemed to Control such fund or account for purposes of this Agreement.

“Former Director” has the meaning set forth in Section 2.1(b) of this Agreement.

“IPO” has the meaning set forth in the preamble to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“Pine Brook Entities” has the meaning set forth in the preamble to this Agreement.

“Post-IPO Shares” means, with respect to each Pine Brook Entity, the number of shares of Common Shares Beneficially Owned by such Pine Brook Entity (without duplication as to any shares of Common Shares Beneficially Owned by any other Person) following completion of the IPO (after taking into account any shares sold by such Pine Brook Entity and its Affiliates as selling shareholders in the IPO and, if applicable, after delivery of shares of Common Shares by such Pine Brook Entity and its Affiliates to the underwriters in respect of an overallotment option granted to them by such Pine Brook Entity and/or its Affiliates), as such number of shares may be equitably adjusted to reflect any dividend, split, subdivision or combination of shares, or reclassification, recapitalization, merger, consolidation or other reorganization of or with respect to the Common Shares occurring subsequent to such time.

“Replacement Director” has the meaning set forth in Section 2.1(b) of this Agreement.

SECTION 1.2  Gender.  For the purposes of this Agreement, the words “he,” “his” or “himself” shall be interpreted to include the masculine, feminine and corporate, other entity or trust form.

ARTICLE II

GOVERNANCE MATTERS

SECTION 2.1  Designees.

(a) So long as the Pine Brook Entities and their Affiliates collectively Beneficially Own Common Shares representing 35% or more of the Pine Brook Entities’ Post-IPO Shares,

the Pine Brook Entities shall have the right to nominate one individual who satisfies the requirements of applicable law and the independence requirements imposed by the rules of any national securities exchange on which the Common Shares may be listed or traded for election to the Board, and, if the Board is comprised of different classes with staggered terms of service, such designee shall be nominated for election to the class with the longest term of service.

(b) In the event that any designee of the Pine Brook Entities under this Section 2.1 shall for any reason cease to serve as a member of the Board during his term of office (such former Board member, a “Former Director”), the resulting vacancy on the Board shall be filled by an individual designated by the Pine Brook Entities (a “Replacement Director”) so long as the Pine Brook Entities have the right to nominate such director pursuant to this Section 2.1.

(c) The Company hereby agrees, subject to Section 2.1(a), to (i) include the director nominee to which the Pine Brook Entities are entitled on each slate of nominees for election to the Board proposed by the Company and/or the Board and (ii) recommend the election of the director nominee to which the Pine Brook Entities are entitled to the shareholders of the Company.  Without limiting the foregoing, the Company shall, as promptly as reasonably practicable, use commercially reasonably efforts to take all necessary and desirable actions within its control (including, without limitation, calling special meetings of the Board and/or the Company’s shareholders) to cause the election, removal and replacement of the designee of the Pine Brook Entities pursuant to this Section 2.1.

(d) That certain management rights letter, dated as of February 6, 2009, between the Company and Essent Intermediate, L.P. shall be terminated and have no further force or effect as of the date hereof.

ARTICLE III

TERMINATION

SECTION 3.1  Term.  This Agreement shall automatically terminate (without any action by any party hereto) as to each Pine Brook Entity as of the time such Pine Brook Entity and its Affiliates no longer Beneficially Own any shares of Common Shares.

SECTION 3.2  Survival.  If this Agreement is terminated as to any Pine Brook Entity pursuant to Section 3.1, this Agreement shall become void and of no further force and effect with respect to such Pine Brook Entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.1  Representations and Warranties of the Pine Brook Entities.  Each of the Pine Brook Entities, severally and not jointly, represents and warrants to the Company that (a) such Pine Brook Entity is duly organized and validly existing under the laws of its jurisdiction of organization; (b) such Pine Brook Entity is duly authorized to execute, deliver and perform this Agreement; (c) this Agreement has been duly executed by such Pine Brook Entity or by an authorized signatory on behalf of such Pine Brook Entity and is a valid and binding agreement of such Pine Brook Entity, enforceable against such Pine Brook Entity in accordance with its terms; and (d) the execution, delivery and performance by such Pine Brook Entity of this Agreement does not violate or conflict with or result in a breach by such Pine Brook Entity of or constitute (or with notice or lapse of time or both would constitute) a default by such Pine Brook Entity under its organizational documents, under any agreement to which such Pine Brook Entity is a party, any existing applicable law of any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof, exercising any statutory or regulatory authority of any of the foregoing, domestic or foreign, having jurisdiction over such Pine Brook Entity, or any agreement or instrument by which such Pine Brook Entity or any of its assets may be bound.

SECTION 4.2  Representations and Warranties of the Company.  The Company represents and warrants to each of the Pine Brook Entities that (a) the Company is duly organized and validly existing under the laws of Bermuda; (b) the Company is duly authorized to execute, deliver and perform this Agreement; (c) this Agreement has been duly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; and (d) the execution, delivery and performance by the Company of this Agreement does not violate or conflict with or result in a breach by the Company of or constitute (or with notice or lapse of time or both would constitute) a default by the Company under its memorandum of association and bye-laws in effect upon the completion of the IPO, any existing applicable law of any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof, exercising any statutory or regulatory authority of any of the foregoing, domestic or foreign, having jurisdiction over the Company, or any agreement or instrument by which the Company or any of its assets may be bound.

ARTICLE V

MISCELLANEOUS

SECTION 5.1  Notices.  All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile (provided a copy is thereafter promptly delivered as provided in this Section 5.1) or nationally recognized overnight courier, addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by such party to the other parties:

(a)         if to the Company, to:

Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
(Telephone) (441) 297-9901
Attention: Mary Lourdes Gibbons, Esq.

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(Telephone) (212) 728-8616
(Facsimile) (212) 728-9616
Attention: Michael Groll, Esq.

(b)         if to any of the Pine Brook Entities, to:

Essent Intermediate, L.P.

190 Elgin Avenue, George Town

Grand Cayman, KY1-9005, Cayman Islands

(Telephone) (345) 943-3100

(Facsimile) (345) 945-4757

Attn: Zandria Abrahams

with a copy to:

Pine Brook Road Partnets, LLC

60 East 42nd Street — 50th Floor

New York, NY 10165

(Telephone) (212) 847-4335

(Facsimile) (212) 847-4336

Attention: Rob Jackowitz

SECTION 5.2  Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “included”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 5.3  Severability.  The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 5.4  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

SECTION 5.5  Entire Agreement; No Third Party Beneficiaries.  This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

SECTION 5.6  Further Assurances.  Each party shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other party hereto to give effect to and carry out the transactions contemplated herein.

SECTION 5.7  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF).

SECTION 5.8  Amendments; Waivers.

(a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 5.9  Assignment.  Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Pine Brook Entities may assign any of their rights hereunder to any of their Affiliates.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

ESSENT GROUP LTD.

By:	/s/ Mark A. Casale
Name:	Mark A. Casale
Title:	President and CEO

ESSENT INTERMEDIATE, L.P.
PINE BROOK ESSENT CO-INVEST, L.P.

By:	/s/ William L. Spiegel
Name:	William L. Spiegel
Title:	Authorized Signatory